

Mail Stop 3233

January 18, 2017

<u>Via E-mail</u>
Michael S. McClure
Executive Vice President, Chief Financial Officer,
and Treasurer
Strategic Storage Growth Trust, Inc.
111 Corporate Drive, Suite 120
Ladera Ranch, California 92694

> **Re: Strategic Storage Growth Trust, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 29, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2016**
> **File No. 333-193480**

Dear Mr. McClure:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Sandra B. Hunter

                                        Sandra B. Hunter
                                        Staff Attorney
                                        Office of Real Estate and
                                        Commodities

cc: Mike Rafter, Esq.